FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007
Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 11, 2007	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO HOST INVESTOR DAY

VANCOUVER, BRITISH COLUMBIA, April 11, 2007 - GOLDCORP INC. will hold an Investor Day on April 12th to present information on the gold mining activities and development projects that form the basis of its peer-leading growth profile over the next five years. A $120 million exploration program concentrating on organic growth opportunities throughout Goldcorp’s asset portfolio is yielding strong preliminary results. The Investor Day presentation will be webcast and all presentation slides will be posted to Goldcorp’s website at www.goldcorp.com.

Red Lake
At the Red Lake Gold Mines in Ontario, Canada, discussion will focus on underground development, recent drilling results and expansion progress that is expected to drive annual gold production growth from the current forecast of 790,000 ounces in 2007 to one million ounces by 2011. Sinking of the No. 3 shaft has been completed and full shaft operation remains on schedule for completion by the end of 2007. A $26 million exploration budget continues to focus on five key areas: the deep high grade and sulfide zones, deep Campbell zone, the under-explored party wall that formerly separated Campbell and Red Lake, and surface targets for a potential large open pit concept. As expected, work in each of these areas is yielding positive results. Illustrations of these concepts and complete drill hole data sets are now available at www.goldcorp.com.

Porcupine Joint Venture
Drill results have also been made available on the Goldcorp website for the 51% owned Porcupine Joint Venture in Ontario, Canada. Extension drilling at depth at the Hoyle Pond underground mine continues to define and discover high grade reserves. Over $4 million will be invested in 2007 on over 71,000 meters of drilling to identify new growth opportunities at Hoyle Pond.

Also at the Porcupine Joint Venture, closure plans for the Hollinger and McIntyre Mines were recently accepted by the Ministry of Northern Development & Mines. A major component of this closure plan is the established practice of restricting access to known mine hazards with the current system of fences. Although not the focus of this initial closure plan, one long-term option being evaluated by the Porcupine Joint Venture is to remove many of the known surface hazards and subsidence areas through the potential mining of remnant gold mineralization as part of an open pit mining operation.

Drilling is continuing on the Hollinger Project with over 50,000 meters of additional drilling planned for 2007. Preliminary Hollinger and McIntyre data compilation completed in 2006 has allowed the PJV to report an indicated gold resource of 2.14 million ounces and a further 2.24 million ounces in the inferred resource category. This information provided the basis for moving this project from concept to pre-feasibility.

Musselwhite Joint Venture
At the 68% owned Musselwhite mine in Ontario, recent drilling at PQ Deeps has demonstrated potential for significant growth in gold reserves. This mine will continue to benefit from recent investments in plant upgrades and new equipment to maximize the potential for reserve additions at the mine.

Marlin
Production at Marlin mine is meeting expectations, with mill throughput consistently reaching design capacity of 5,000 tonnes per day, including 1,000 tonnes per day from underground operations. Material feed issues that impacted last year’s production have been resolved, and development of the West Marlin zone is advancing.

Éléonore
In advance of the Investor Day, the entire drill hole database to date for Éléonore has been posted on www.goldcorp.com. The following table includes select drillhole intercepts from the recent in-fill drilling program:

Hole-ID	Zone	From (m)	To (m)	Grade Au (g/t)	Down-hole Thickness (m)
ELE-06-250	Roberto	61.00	65.66	64.48	4.66
ELE-06-345	Roberto	218.56	229.17	61.78	10.61
ELE-06-183	Roberto	260.00	267.00	27.27	7.00
ELE-06-265	Roberto	114.20	118.42	26.95	4.22
ELE-06-298	Roberto	163.00	170.90	26.13	7.90
ELE-06-228	Roberto East	78.00	81.00	24.75	3.00
ELE-06-317	Roberto	581.00	584.00	24.58	3.00
ELE-06-342	Roberto	193.10	197.40	24.52	4.30
ELE-06-209	Roberto	30.83	35.37	24.25	4.54
ELE-06-211	Roberto Mid	25.00	29.00	23.56	4.00
ELE-06-297	Roberto	118.00	139.00	23.02	21.00
ELE-06-162	Roberto East	51.75	55.00	22.06	3.25
ELE-06-267	Roberto	202.93	211.83	21.12	8.90
ELE-06-186	Roberto	93.83	110.25	19.89	16.42

The initial resource estimate for Éléonore is expected during the second quarter. Based on preliminary analysis of the results, the Company expects an initial resource at Éléonore in the range of 2 million to 3 million ounces of gold. The deposit remains open at depth and along strike.

Peñasquito
Management will provide an update on construction activities at Peñasquito and progress toward a new reserve calculation is expected in the second quarter. Also included will be discussion of potential throughput enhancements, conveyor haulage possibilities, studies to upgrade the concentrates, commencement of the decline for a bulk sample, and the timeline for mining equipment delivery. Initial exploration activities at some of the compelling regional targets such as Nochebuena, Los Lobos and Saltillito will also be discussed.

First Quarter Production Results
The Company also announced gold production in the first quarter of 2007 totaling 557,900. Strong performance at Red Lake, Marlin and El Sauzal partially offset decreases at Los Filos mine and Marigold mine in Nevada. As previously announced, a roadblock that had obstructed access at Los Filos mine has been resolved. Mine commissioning activities have resumed, and management will provide a revised update on Los Filos gold production for 2007, expected to total approximately 135,000 ounces for the year. The Company will provide updated production guidance in conjunction with its first quarter earnings release scheduled for May 11th, 2007.

To access a live webcast of Goldcorp’s Investor Day presentation, please visit www.goldcorp.com. The presentation will begin Thursday, April 12th at 9:00am Eastern. All slides used during the Investor Day will also be available on the website at that time.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com